UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

License Agreement

On July 1, 2019, Zai Lab (Shanghai) Co., Ltd., a subsidiary of Zai Lab Limited (“Zai”), entered into a Collaboration and License Agreement (the “Agreement”) with Incyte Corporation (“Incyte”), pursuant to which Incyte granted Zai rights to develop and exclusively commercialize Incyte’s INCMGA0012, an investigational anti-PD-1 monoclonal antibody (the “Licensed Products”), in mainland China, Hong Kong, Macau and Taiwan (each, a “region” and collectively, the “Territory”). Incyte retains exclusive rights to, among other things, develop, manufacture and commercialize the Licensed Products outside the Territory.

Pursuant to the terms of the Agreement, Zai will pay an upfront cash payment of $17.5 million and up to $60.0 million in development and sales-based milestone payments, consisting of up to $22.5 million of development milestones and up to $37.5 million of sales-based milestones. In addition, during the term of the Agreement, Zai will pay Incyte tiered percentage royalties ranging from low to high twenties on annual net sales of the Licensed Products in the Territory, subject to adjustments in specified circumstances.

Pursuant to the terms of the Agreement, Zai will be responsible for conducting the development and commercialization activities in the Territory related to the Licensed Products, and, subject to limited exceptions pursuant to which the Company may be responsible for the cost, Zai will bear all associated expenses.  Zai and Incyte will also collaborate to jointly conduct a global clinical study of the Licensed Product.

Subject to specified exceptions, during the term of the Agreement, each party has agreed that neither it nor its affiliates nor, with respect to Zai, its sublicensees, will conduct any development, manufacturing and commercialization activities in the Territory that may be deemed competitive with the Licensed Products. In addition, under the Agreement, each party has granted the other party specified intellectual property licenses to enable the other party to perform its obligations and exercise its rights under the Agreement, including license grants to enable each party to conduct research, development and commercialization activities pursuant to the terms of the Agreement.  Zai will purchase the Licensed Products from Incyte at a price equal to the fully burdened cost pursuant to a supply agreement.

The Agreement will continue on a Licensed Product-by-Licensed Product and region-by-region basis until the later of (i) the abandonment, expiry or final determination of invalidity of the last valid claim of certain Incyte’s patents that covers the Licensed Product in such region in the Territory; (ii) the expiry of the regulatory exclusivity for such Licensed Product in such region; or (iii) the day that is twelve (12) years after the date of the first commercial sale of such Licensed Product in such region. Under the terms of the Agreement, Incyte may either continue supplying a Licensed Product to Zai following the date of expiration of the term for such Licensed Product in such region, solely for Zai’s continued commercialization of the Licensed Product in such region, or transfer the manufacturing technology to Zai for Zai to manufacture the Licensed Product in such region following such expiration. Subject to the terms of the Agreement, Zai may terminate the Agreement for convenience by providing written notice to Incyte, which termination will be effective following a prescribed notice period. In addition, Incyte may terminate the Agreement under specified circumstances if Zai or certain other parties challenge Incyte’s patent rights or if Zai or its affiliates do not conduct certain development activities with respect to one or more Licensed Products for a specified period of time, subject to specified exceptions. Either party may terminate the Agreement for the other party’s uncured material breach of a material term of the Agreement, with a customary notice and cure period, or insolvency. After natural expiration, all licenses granted from Incyte to Zai will convert to non-exclusive, except that Zai will have an option to make additional payments to maintain the exclusivity of the commercialization portion of such licenses. After termination (but not natural expiration), all licenses granted from Incyte to Zai will revert to Incyte upon the completion of certain post-termination transition activities.

The foregoing description of the Agreement is only a summary and is qualified in its entirety by reference to the Agreement, a copy of which will be filed as an exhibit to Zai’s next periodic report.

Zai has filed as an exhibit to this Form 6-K a press release dated July 2, 2019 announcing the entry into the Agreement.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued July 2, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Samantha Du
	Name:	Samantha Du
	Title:	Chief Executive Officer
Date: July 2, 2019